SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	June	2014
Commission File Number	001-36458

Neovasc Inc.
(Translation of registrant’s name into English)
Suite 2135 — 13700 Mayfield Place Richmond, British Columbia, Canada, V6V 2E4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release – Neovasc Inc. Reports Results of Annual General Meeting of Shareholders
2	Annual General Meeting of Shareholders – June 18, 2014 – Report of Voting Results

DOCUMENT 1

13700 Mayfield Place, Suite 2135 Richmond BC V6V 2E4 Canada P:604.270.4344 F:604.270.4384 www.neovasc.com

NEWS RELEASE
NASDAQ: NVCN
TSX VENTURE: NVC

NEOVASC INC. REPORTS RESULTS OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Vancouver, BC, Canada – June 19, 2014 – Neovasc Inc. (“Neovasc” or the “Company”) (NASDAQ: NVCN) (TSXV: NVC) is pleased to announce the results of the votes on matters considered at its Annual General Meeting of Shareholders held on June 18, 2014 in Vancouver, B.C. (the “Meeting”).

At the Meeting, the shareholders of the Company (the “Shareholders”) set the number of directors at six and re-elected board members Alexei Marko, Paul Geyer, Dr. Jane Hsiao, Steven Rubin, Dr. William O’Neill, and Doug Janzen to serve in office until the next annual meeting or until their successors are duly elected or appointed. Detailed results of the voting in respect of the election of directors are as follows:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Alexei Marko	34,292,039	99.74	89,022	0.26
Paul Geyer	34,292,039	99.74	89,022	0.26
Dr. Jane Hsiao	34,292,039	99.74	89,022	0.26
Steven Rubin	34,277,039	99.70	104,022	0.30
Dr. William O’Neill	34,291,039	99.74	90,022	0.26
Doug Janzen	34,292,039	99.74	89,022	0.26

At the Meeting, the Shareholders also re-appointed Grant Thornton LLP, Chartered Accountants as auditors of the Company (100% of votes cast in favour), approved amendments to the Company’s existing stock option plan such that the maximum number of common shares reserved for issuance under the plan is 10,515,860 (87.08% of votes cast in favour), ratified and confirmed certain previous grants of options to the Company’s management team (86.71% of votes cast in favour) and approved the amendment and restatement of the Company’s existing stock option plan (87.08% of votes cast in favour).

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace.  Its products include the Tiara™ technology in development for the transcatheter treatment of mitral valve disease, the Neovasc Reducer™ for the treatment of refractory angina and a line of advanced biological tissue products that are used as key components in third-party medical products including transcatheter heart valves. For more information, visit: www.neovasc.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy of this press release.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words “anticipates,” “believes,” “may,” “continues,” “estimates,” “expects,” and “will” and words of similar import, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may

13700 Mayfield Place, Suite 2135 Richmond BC V6V 2E4 Canada P:604.270.4344 F:604.270.4384 www.neovasc.com cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; the merits and the Company’s defence of the lawsuit filed by CardiAQ, listing of the Company’s securities on the TSX, our anticipated use of proceeds from any financings, a history of losses and lack of and uncertainty of revenues, ability to obtain required financing, receipt of regulatory approval of product candidates, ability to properly integrate newly acquired businesses, technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company’s filings with Canadian securities regulators. Although the Company believes that expectations conveyed by the forward-looking statements are reasonable based on the information available to it on the date such statements were made, no assurances can be given as to the future results, approvals or achievements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements except as otherwise required by applicable law.

###
Investor Relations
Neovasc Inc.
Chris Clark
604 248-4138
cclark@neovasc.com

DOCUMENT 2

NEOVASC INC.
(the “Company”)

Annual General Meeting of Shareholders
June 18, 2014

REPORT OF VOTING RESULTS
(Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations)

Common Shares represented at the Meeting:	36,561,101
Total issued and outstanding Common Shares as at Record Date:	52,579,302
Percentage of issued and outstanding Common Shares represented:	70.11%

The following matters were approved by the shareholders of the Company:

1.	The number of directors to serve on the board was set at 6.

2.	Election of the following nominees as directors to serve until the next annual general meeting or until their successors are duly elected or appointed:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Alexei Marko	34,292,039	99.74	89,022	0.26
Paul Geyer	34,292,039	99.74	89,022	0.26
Dr. Jane Hsiao	34,292,039	99.74	89,022	0.26
Steven Rubin	34,277,039	99.70	104,022	0.30
Dr. William O’Neill	34,291,039	99.74	90,022	0.26
Doug Janzen	34,292,039	99.74	89,022	0.26

3.
Appointment of Grant Thornton LLP, Chartered Accountants, as auditors of the Company until the next annual meeting of the Company’s shareholders or until their successors are duly appointed, at a remuneration to be fixed by the Board of Directors.

4.	The approval of amendments to the Company’s existing stock option plan as more particularly described in the management information circular for the Meeting.

	Votes For	% Votes For	Votes Against	% Votes Against
Amendments to Stock Option Plan	29,940,919	87.08	4,440,362	12.92

5.	The approval of certain previous grants of options to the Company’s management team as more particularly described in the management information circular for the Meeting.

	Votes For	% Votes For	Votes Against	% Votes Against
Approval of Option Grants	28,984,742	86.71	4,441,362	13.29

6.	The approval of the amendment and restatement of the Company’s existing stock option plan as more particularly described in the management information circular for the Meeting.

	Votes For	% Votes For	Votes Against	% Votes Against
Amendment and Restatement of stock option plan	29,939,919	87.08	4,441,362	12.92

No other non-routine business was transacted or voted upon at the Meeting.

Date:  June 18, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)
Date:	June 18, 2014	By:	/s/ Chris Clark
			Name:	Chris Clark
			Title:	Chief Financial Officer